FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January 2018

Euro Tech Holdings Company Limited
(Translation of Registrant’s name into English)

Unit D, 18/F Gee Chang Hong Centre, 65 Wong Chuk Hang Road, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form20-F ☑   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12G3-2(b):82-

Item 4.01 Changes in Registrant’s Certifying Accountant

On January 25, 2018, Euro Tech Holdings Company Limited’s (the “Company”) principal independent registered public accounting firm, Centurion ZD CPA Limited (“Centurion”), resigned from its engagement with the Company, effective immediately.

Centurion ZD CPA Limited (“Centurion”, formerly known as DCAW (CPA) Limited) and its predecessor Dominic K.F. Chan & CO. were the principal independent accountants of the Company and reported on the financial statements for the fiscal years ended December 31, 2016 and December 31, 2015, respectively. The reports of Centurion and its predecessor partner Dominic K.F. Chan & Co.’s on the financial statements of the Company for the fiscal years ended December 31, 2016 and December 31, 2015 and through January 25, 2018 did not contain an adverse opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2016 and December 31, 2015 and through January 25, 2018: (i) there have been no disagreements with Centurion on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Centurion’s satisfaction, would have caused Centurion to make reference to the subject matter of the disagreement in connection with its reports for such periods: and (ii) there were no reportable events as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Centurion with a copy of this disclosure contained in this Current Report on Form 6-K prior to its filing with the Securities and Exchange Commission (the “SEC”) and requested Centurion to furnish a letter addressed to the SEC stating whether it agrees with the disclosures made by the Company in this filing. A copy of such letter from Centurion, dated January 29, 2018, is attached hereto as an Exhibit 16.1.

On January 26, 2018, the Company engaged Union Power HK CPA Limited. (“UP Hong Kong”) to serve as the new independent registered public accounting firm for the Company and its subsidiaries.  The decision to engage UP Hong Kong as the Company’s principal independent registered public accounting firm was approved by the Audit Committee of the Company on January 26, 2018. During the fiscal years ended December 31, 2016 and 2015 and through January 26, 2018, neither the Company nor anyone acting on its behalf consulted with UP Hong Kong regarding either (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (ii) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).  UP Hong Kong did not provide the Company with a written report or oral advice that they concluded was an important factor considered by the Company in reaching a decision as to accounting, auditing or financial reporting issue.

9.01    Financial Statements and Exhibits.

(d) Exhibits.

16.1 Letter from Centurion ZD CPA Limited dated January 29, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO TECH HOLDINGS COMPANY LIMITED

January 29, 2018	By:	/s/ Jerry Wong
Jerry Wong
Chief Financial Officer